Exhibit 99.3

NICE Launches Proactive Compliance Solution for Trading Floors

The solution offers financial institutions an advanced compliance management system to help them address requirements under the Dodd Frank Act

RA’ANANA, ISRAEL, June 10, 2013 – NICE Systems (NASDAQ: NICE) today announced the introduction of its Proactive Compliance Solution for Trading Floors, which enables financial institutions to monitor and investigate trade interactions. This is to ensure compliance with regulatory requirements, like those from the Dodd Frank Act that mandate a complete audit trail for conducting comprehensive and accurate trade reconstructions. The solution uses analytics technology to identify infractions, detect and mitigate risk, and effectively manage day-to-day compliance.

The introduction of new regulations pose a challenge to trading floors, as traders must follow strict protocols while managing multi-channel interactions across turrets, mobile phones, email, instant messaging and social media. To address this challenge, capital market firms expect to invest billions of dollars in IT and operations spending in order to drive compliance, according to CEB TowerGroup analyst Gert Raeves.

“The Dodd-Frank Act is generating a storm of new regulations globally that forces trading floors to look for advanced solutions for proactive compliance,” said Yochai Rozenblat, President of the NICE Customer Interactions Group. “NICE’s innovative technology offers valuable cross-channel insights that enable financial organizations to makes sense of the vast amount of information exchanged during trade communications in order to more effectively manage compliance.”

The NICE Proactive Compliance solution for trading floors combines NICE’s speech analytics technology with Attivio’s Active Intelligence Engine, to deliver near real-time insights on all interactions occurring across trade communications. If an infraction takes place, the system automatically generates an alert. The information gathered can also be leveraged by organizations to analyze and understand emerging risks in order to help prevent infractions from occurring in the future.

The solution also includes the indexing of all interactions, including calls, emails, and chats, as well as an intelligent investigation processes that automatically highlights compliance risks within these multi-channel communications. Using these capabilities, organizations can easily filter and search through every type of interaction in order to reconstruct trades for investigation and audit when necessary.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Anat Earon-Heilborn + 972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Rozenblat, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.